Northern Oil and Gas, Inc.

601 Carlson Parkway, Suite 900

Minnetonka, Minnesota

October 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Oil and Gas, Inc.
Registration Statement on Form S-4
Initial Filing Date October 23, 2018
File No. 333-227950

Ladies and Gentlemen:

Northern Oil and Gas, Inc. (the “Company”) is providing this letter to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 referenced above (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) the Company’s $350,000,000 aggregate principal amount of 8.500% Senior Notes due 2023 (the “Exchange Notes”) that will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all outstanding unregistered 8.500% Senior Notes due 2023 that were issued on October 5, 2018 (the “Outstanding Notes”).

We hereby inform the Staff that we are registering the Exchange Offer in reliance on the Staff position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”); the Morgan Stanley & Co., Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection therewith, we represent as follows:

1. We have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer, and to the best of our information and belief, each entity participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. In this regard, we will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing Exchange Notes, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3. We acknowledge that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. We will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman & Sterling Letter) in connection with any resale of such Exchange Notes.

5. We will include in the letter of transmittal language to the effect that:

a. If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

b. If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that (i) it has not entered into any agreement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes and (ii) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act).

6. We have not, nor has any affiliate of the Company, entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the Exchange Notes.

7. We confirm our understanding of the Staff’s position that each exchange offeree that is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer provided that (i) it has not entered into any agreement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes and (ii) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act).

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Matthew R. Pacey of Kirkland & Ellis LLP, counsel to the Company, by telephone at (713) 836-3786.

Very truly yours,

Northern Oil and Gas, Inc.

By:	/s/ Nicholas O’Grady
Name:	Nicholas O’Grady
Title:	Chief Financial Officer

cc:	Matthew R. Pacey
Kirkland & Ellis LLP

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